SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date August 29, 2006_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated August, 29 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: August, 29 2006

BIOTECH HOLDINGS PROVIDES INFORMATION REGARDING NEW DIRECTORS, RESUMPTION OF TRADING

Vancouver, B.C., August 29, 2006 -. Biotech Holdings (the "Company", TSXV:BIO.V; OTC BB: BIOHF; Frankfurt: 925970.F) is pleased to announce that the TSX Venture Exchange has approved two new independent directors for the Company, a requirement outlined in the press release, dated November 21, 2005 titled "TSX Venture Exchange Compliance Review Completed".

The two approved directors are Mr. Art Cowie and Mr. Ross Wilmot.

Mr. Cowie is a director and vice-chair of Sungold International Holdings Corp., of Toronto, Ontario (SGIHF.OB). Mr. Cowie is a former elected member of the British Columbia legislative assembly, a former member of Vancouver City Council and the founding principal of a landscape architecture firm in Vancouver.

Mr. Wilmot is a Chartered Accountant (CA) and is a director and/or officer of the following publicly traded companies: Orex Ventures (REX.V), Orko Silver (OK.V), Avigo Resources (TMX.H.V), Verb Exchange (VEI.V) and Arvana Inc. (OTCBB), as well as privately held CTF Technologies.

With the appointment as director, and reinstatement of trading of the Company^s shares, Mr. Wilmot received as of June 26, 2006, 300,0000 share options at $0.10 per share, vesting October 26, 2006 and expiring June 25, 2008.

The other members of the Company^s Board of Directors are: Mr. Robert Rieveley, Mrs. Cheryl Rieveley, Mrs. Gale Belding and Mr. Johan de Rooy. Mr. Rieveley is a C.A. and is the President and Chief Executive Officer of Biotech. Mrs. Rieveley is Treasurer for the Company. Mrs. Belding, B.A., is Executive Vice-President of the Company. Johan de Rooy, MBA, FCA, CPA, is a lecturer in the Faculty of Commerce, University of British Columbia. The Company^s audit committee is comprised of Mr. Rieveley, Mr. Cowie, Mr. Wilmot and Mr. De Rooy.

The Company is pleased to announce the TSX Venture Exchange ("the Exchange") has stated that trading in the Company^s shares will resume at the open of trading on Wednesday, August 30, 2006.

The Company has been suspended from trading since December 6, 2005. During the period of suspension, sales of the Company^s Sucanon diabetes medication continued in Mexico through distributors set up by a Mexican marketing company. While sales have continued through these distributors, marketing efforts with regard to making direct contact with clinics, doctors and patients have been taken over increasingly by the Company^s management group in Mexico.

The Company has also been working to open markets for Sucanon in Latin America beyond Mexico. In Argentina, the Company has selected a distributor for Sucanon. This distributor is in the process of preparing a submission to Argentina^s medical regulator. The time-frame for this regulatory submission is not known at this point and there is no assurance that a regulatory submission, in Argentina, if made, will lead to approval of Sucanon for the Argentine market. As Argentina and Mexico both belong to the Mercosur Agreement, under which pharmaceutical approval in one Mercosur country expedites approval in other Mercosur countries, the Company believes that a regulatory approval in Argentina is likely. The costs of making the application are borne by the distributor.

The Company has also started discussions with a potential distributor for the United Arab Emirates. There is no assurance that sales in this market will occur or will be material. The Company has been advised that no regulatory approval is necessary for the sale of Sucanon in this market.

The Company filed its March 31, 2006 year-end audited financial results with Management Discussion and Analysis on July 31, 2006 and expects to file interim financial results for the quarter ended June 30, 2006 within 60 days of quarter end.

For the year ended March 31, 2006, the Company recorded revenues of $482,840 (compared to no revenue in the year ended March 31, 2005) and a gross profit of $353,553. Net loss for the year was$1,936,645 or $.02 per share (compared to a net loss of $1,516,071 or $.02 per share for the year ended March 31, 2005).

A private placement of $250,000 (US), announced in a January 19, 2006 press release, requesting issuance of 1,388,899 shares at $.18 (US), did not proceed as the trading price of Biotech shares at that time did not permit an agreement to be finalized with the prospective investors. At present, the Company has sufficient cash on hand to fund operations. For the Company^s further requirements, management is confident that the Company^s capital needs can be met through private placements or through additional loans from insiders.

The Company^s agreement with allpennystocks.com, announced in a press release April 19, 2005, was completed in June, 2005, and was not extended or renewed. The Company^s agreement with Arkon Medical Systems for internet sales of Sucanon on the site www.sucanon.info, announced in a press release August 10, 2005, is still in effect.

For background information, see Biotech Holdings^ website, www.biotechltd.com. For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8 a.m. to 4 p.m. Pacific time, or by e-mail at biotech@direct.ca.

Biotech Holdings Ltd. is based in Richmond, British Columbia. Biotech Holdings trades on the Over the Counter Bulletin Board in the United States (OTC BB: BIOHF).

This release has been approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.